January 18, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We are the former independent registered public accounting firm for Mondial Ventures, Inc. (the "Company").  We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent registered public accounting firm of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

Yours truly,

/s/ “DMCL”

Dale Matheson Carr-Hilton LaBonte LLP
Chartered Accountants
Barry S. Hartley, Inc.